SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 October 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holiday Inn Relaunch dated 24 October 2007

99.1

                 InterContinental Hotels Group (IHG) announces
                    worldwide brand relaunch of Holiday Inn

InterContinental Hotels Group (IHG) today announces a worldwide relaunch of the
Holiday Inn brand family, comprising Holiday Inn, Express by Holiday Inn and
Holiday Inn Express ('Holiday Inn').

All Holiday Inn hotels will be required to implement the relaunch programme, focused on delivering consistently best in class service and physical quality levels, including a redesigned welcome experience, signature bedding and bathroom products. Redesigned brand signage will be installed at hotels once they have implemented the relaunch programme. This will give Holiday Inn a refreshed and contemporary brand image. All Holiday Inn hotels open or under development are expected to have implemented the relaunch programme by the end of 2010, with the first due to open in spring 2008 in the US.

Established in 1952, Holiday Inn is one of the world's most recognised hotel brands with over 400,000 rooms (3,125 hotels) open and a development pipeline of more than 110,000 rooms (942 hotels). This development pipeline continues to grow rapidly, with over 16,000 rooms signed in the third quarter of 2007, a 6%
increase on Q3 2006. Further details of Holiday Inn signings, openings and removals since 2001 are available at
http://www.ihgplc.com/holidayinnsignings.pdf.

IHG expects the relaunch programme to allow Holiday Inn hotels to generate significantly higher revenue per available room (RevPAR), and generate an enhanced return on investment for their owners. Owners and franchisees will invest up to $1billion over a three year period in total to carry out the brand relaunch to meet the required service and quality levels.

IHG will make a non recurring revenue investment of up to GBP30m to accelerate implementation of the relaunch. This cost is anticipated to be accounted for as an exceptional item. This investment will, inter alia, fund a proportion of the cost of signage conversion at recently opened Holiday Inn hotels that agree to fully implement the relaunch programme during 2008, and fund the relaunch programme at certain high profile hotels that will be used to showcase the brand.  IHG expects to generate a strong return on this investment through
RevPAR increases across the Holiday Inn brand family following completion of the relaunch.

Announcing this to an audience of over 4,500 hotels owners, managers and investors at IHG's annual Americas conference in Dallas, Chief Executive Andrew
Cosslett, said:

"This is an important moment in Holiday Inn's history. The brand is the largest and one of the most successful in the hotel industry and its relaunch will ensure that this position is maintained. We have spent a considerable amount of time getting the facts and the insights to enable us to make these changes, in partnership with our owners. The Holiday Inn sign is seen by hundreds of millions of people every day around the world. The changes we are making will ensure the Holiday Inn brand goes forward into the future with a strong and confident new image. We want our guests to get as much enjoyment from Holiday
Inn hotels over the next 50 years as they have over the last 50."

Rick Takach Jr., Chairman of the International Association of Holiday Inn
("IAHI") representing nearly 3,000 of IHG's hotel owners and operators, added:

"Holiday Inn is a legend in the hotel industry. It has a proud history, and IHG is now demonstrating its commitment to keep the brand fresh in the minds of both hotel owners and guests with its renewed focus on quality and innovation. The
IAHI strongly supports this development and looks forward to the business improvement it will deliver."

InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and more than 563,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental(R) Hotels & Resorts, Crowne Plaza(R) Hotels &
Resorts, Holiday Inn(R) Hotels and Resorts, Holiday Inn Express(R), Staybridge
Suites(R), Candlewood Suites(R) and Hotel Indigo(R), and also manages the world's largest hotel loyalty programme, Priority Club(R) Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson; Heather Wood): +44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):           +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

  High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes new shots of the refreshed Holiday Inn and Holiday Inn Express branding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 October 2007